SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                           RADISYS CORPORATION (RSYS)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    750459109
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                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 1, 2007
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (TM).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     The D3 Family Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    487,740 Common shares (2.2%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           487,740
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 487,740; for all reporting persons as a group, 2,943,526 shares (13.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    669,657 common shares (3.0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           669,657
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 669,657 shares; for all reporting persons as a group, 2,943,526 shares (13.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,742,131 common shares (7.9%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,742,131
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 1,742,131 shares; for all reporting persons as a group, 2,943,526 shares (13.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Canadian Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (c)  [X]
                                                                 (d)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    43,998 common shares (0.2%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           43,998
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 43,998 shares; for all reporting persons as a group, 2,943,526 shares (13.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,943,526 common shares (13.4%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,943,526
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 2,943,526; for all reporting persons as a group, 2,943,526 shares (13.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        669,657 common shares (3.0%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    669,657
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     For the reporting person listed on this page, 669,657 shares; for all reporting persons as a group, 2,943,526 shares (13.4%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

         This Amendment No. 5 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons"), as previously amended (the "Schedule 13D"), by supplementing such Items with the information below:

Item 2.  Identity and Background.

         The Reporting Persons now include The D3 Family Canadian Fund, L.P., a Washington State limited partnership ("D3 Family Canadian Fund") of which Nierenberg Investment Management Company, Inc, a Reporting Person, is the general partner.

Item 3.  Source and Amount of Funds or Other Consideration.

          The source of funds for purchases of Shares by each of the D3 Funds (including D3 Family Canadian Fund), is the working capital of the applicable Fund.

Item 4.  Purpose of Transaction.

          The Reporting Persons (including D3 Family Canadian Fund) hold their Shares for investment and reserve the right to increase or decrease their investment depending on market conditions, circumstances affecting RSYS and/or extrinsic factors such as developments in the company's industry and the economic environment.

Item 5.  Interest in Securities of the Issuer.

         (a, b) The Reporting Persons, in the aggregate, beneficially own 2,943,526 common shares, constituting approximately 13.4% of the outstanding shares.

         (c) Since the prior amendment to the Schedule 13D the following purchases of Shares were made by D3 Family Funds in open market transactions:


Fund                            Transaction Date       Shares Bought       Price
----                            ----------------       -------------       -----
D3 Bulldog Fund                    7/27/2007               45,745          11.63
D3 Family Canadian Fund            7/27/2007               40,943          11.63
D3 Family Fund                     7/27/2007                9,160          11.63
D3 Offshore Fund                   7/27/2007               11,770          11.63
D3 Bulldog Fund                    7/30/2007               40,456          11.52
D3 Family Canadian Fund            7/30/2007                1,715          11.52
D3 Family Fund                     7/30/2007               10,800          11.52
D3 Offshore Fund                   7/30/2007               15,515          11.52
D3 Bulldog Fund                    7/31/2007                2,665          11.54
D3 Family Canadian Fund            7/31/2007                   70          11.54
D3 Family Fund                     7/31/2007                  745          11.54
D3 Offshore Fund                   7/31/2007                1,020          11.54
D3 Bulldog Fund                     8/1/2007               44,900          11.56
D3 Family Canadian Fund             8/1/2007                  990          11.56
D3 Family Fund                      8/1/2007               13,520          11.56
D3 Offshore Fund                    8/1/2007               17,624          11.56
D3 Bulldog Fund                     8/2/2007               11,070          11.59
D3 Family Canadian Fund             8/2/2007                  280          11.59
D3 Family Fund                      8/2/2007                3,100          11.59
D3 Offshore Fund                    8/2/2007                4,260          11.59

Item 7.  Material to be filed as Exhibits

         Exhibit 1: Joint Filing Agreement among the Reporting Persons dated August 3, 2007 pursuant to which all of the Reporting Persons have authorized the filing of this Amendment as a group.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                      D3 Family Fund, L.P., D3 Family Bulldog
                                      Fund, L.P., and D3  Family Canadian Fund,
                                      L.P.

                                      By: Nierenberg Investment Management
                                          Company, Inc.

                                      Its: General Partner

August 3, 2007                        By: /s/ David Nierenberg
-------------------------             -----------------------------------
                                              David Nierenberg, President


                                      DIII Offshore Fund, L.P.

                                      By: Nierenberg Investment Management
                                          Offshore, Inc.

                                      Its: General Partner

August 3, 2007                        By: /s/ David Nierenberg
-------------------------             ------------------------------------
                                              David Nierenberg, President


                                      Nierenberg Investment Management
                                          Company, Inc.


August 3, 2007                        By: /s/ David Nierenberg
-------------------------             -----------------------------------
                                              David Nierenberg, President


                                      Nierenberg Investment Management
                                           Offshore, Inc.

August 3, 2007                        By: /s/ David Nierenberg
-------------------------             -----------------------------------
                                              David Nierenberg, President

Exhibit 1

                        JOINT FILING AGREEMENT (RESTATED)

         WHEREAS, the undersigned (collectively, the "Reporting Persons") from time to time make filings with the Securities and Exchange Commission pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended; and

         WHEREAS, the Reporting Persons prefer to make joint filings on behalf of all Reporting Persons rather than individual filings on behalf of each of the Reporting Persons;

         NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

         1. Each of the Reporting Persons is individually eligible to make joint filings.

         2. Each of the Reporting Persons is responsible for timely making joint filings and any amendments thereto.

         3. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in joint filings.

         4. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in joint filings, unless such person knows or has reason to believe that such information is inaccurate.

         5. This Joint Filing Agreement amends, restates and supersedes the Joint Filing Agreement dated July 24, 2006 by and among the undersigned, D3 Children's Fund, L.P. and D3 Family Retirement Fund, L.P. but only as to those filings to be made by all Reporting Persons.

         5. The undersigned agree that each joint filing made on or after the date hereof will be, and any amendment thereto will be, made on behalf of each of the Reporting Persons.


                                      D3 Family Fund, L.P., D3 Family Bulldog
                                      Fund, L.P. and D3 Family Canadian
                                      Fund, L.P.


                                      By: Nierenberg Investment Management
                                          Company, Inc.

                                      Its: General Partner

August 3, 2007                        By:
                                         ---------------------------------
                                              David Nierenberg, President


                                      DIII Offshore Fund, L.P.

                                      By: Nierenberg Investment Management
                                            Offshore, Inc.

                                      Its: General Partner

August 3, 2007                        By:
                                         ---------------------------------
                                              David Nierenberg, President


                                      Nierenberg Investment Management
                                             Company, Inc.


August 3, 2007                        By:
                                          --------------------------------
                                              David Nierenberg, President


                                      Nierenberg Investment Management
                                            Offshore, Inc.

August 3, 2007                        By:
                                          --------------------------------
                                              David Nierenberg, President